UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.             )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

HSBC China Dragon Fund

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

governed by the laws of Hong Kong

(Jurisdiction of Subject Company’s Incorporation or Organization)

HSBC Global Asset Management (Hong Kong) Limited, manager of Subject Company

(Name of Person(s) Furnishing Form)

Trust Units

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, NY 10017

Tel: 1-212-750-6474

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 20, 2012

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Circular to Unitholders in relation to (1) Change of Investment Objective and Policies; (2) One-Off Redemption Offer; (3) Amendments to the Trust Deed by a Supplemental Trust Deed and (4) Notice of General Meeting (dated July 20, 2012);

(b)	Notice of General Meeting (dated July 20, 2012);

(c)	Redemption Form;

(d)	Form of Proxy for Use by Unitholders at the General Meeting to be Held on 21 August 2012;

(e)	Letter to Existing Unitholders — Election of Means of Receipt and Language of Corporate Communications (dated July 20, 2012);

(f)	Letter of advice from Somerley Limited as Independent Financial Adviser (dated 20 July 2012);

(g)	Trust Deed dated 20 June 2007 between HSBC Institutional Trust Services (Asia) Limited as Trustee and HSBC Investments (Hong Kong) Limited as Manager;

(h)	Draft of Offering Circular;

(i)	Draft of Key Fact Statement of HSBC China Dragon Fund ;

(j)	Draft of Supplemental Trust Deed;

(k)	Audited accounts of the HSBC China Dragon Fund for fiscal year ended March 31, 2010;

(l)	Audited accounts of the HSBC China Dragon Fund for fiscal year ended March 31, 2011; and

(m)	Written consent of Somerley Limited (dated July 20, 2010).

Item 2. Informational Legends

N/A

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed concurrently with the filing of this Form CB on July 20, 2012.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Bonnie Lam
Name:	Bonnie Lam
Title:	Director
HSBC Global Asset Management (Hong Kong) Ltd
Manager of HSBC China Dragon Fund

Date: July 20, 2012